UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Vivint Solar, Inc.
File Nos. 333-198372 and 001-36642

CF#36031

Vivint Solar, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Registration Statement on Form S-1 filed on August 26, 2014, as amended, and a Form 10-K filed on March 15, 2016.

Based on representations by Vivint Solar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.44	S-1	August 26, 2014	through September 30, 2020
10.45	S-1	August 26, 2014	through September 30, 2020
10.46	S-1	August 26, 2014	through September 30, 2020
10.71	10-K	March 15, 2016	through September 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J Fields
Secretary